UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

BRISTOL COMPRESSORS THRIFT AND RETIREMENT PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

BRISTOL COMPRESSORS
THRIFT AND RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 and DECEMBER 31, 2005

BRISTOL COMPRESSORS THRIFT AND RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 and DECEMBER 31, 2005

Contents **Page**

*Note: Other schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Bristol Compressors Thrift and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Bristol Compressors Thrift and Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bristol Compressors Thrift and Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 26, 2007

BRISTOL COMPRESSORS THRIFT AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2006	December 31, 2005
Assets		
Investments		
Investment in Master Trust	$ 56,390,814	$ -
Mutual funds, at fair value	-	35,623,000
Managed Income Portfolio II Fund, at fair value	-	17,748,000
Participant loans	1,814,684	2,270,000
	58,205,498	55,641,000
Receivables		
Employer contributions	1,983,036	2,233,000
Participant contributions	42,635	167,000
Interest	-	9,000
	2,025,671	2,409,000
Net assets available for benefits	$ 60,231,169	$ 58,050,000

See notes to financial statements.

BRISTOL COMPRESSORS THRIFT AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2006
Additions		
Additions to net assets attributed to:		
Investment income		
Net depreciation in fair value of investments	$	(222,727)
Other investment income		5,086,675
		4,863,948
Contributions		
Participants		2,080,595
Employer		2,554,684
		4,635,279
Total additions		9,499,227
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		7,292,290
Administrative expenses		27,851
Total deductions		7,320,141
Transfers from other plans, net		2,083
Net increase		2,181,169
Net assets available for benefits, beginning of year		58,050,000
Net assets available for benefits, end of year	$	60,231,169

See notes to financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Bristol Compressors Thrift and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering employees of Bristol Compressors Thrift and Retirement Plan, a division of Johnson Controls, Inc. (the "Company") and certain of its affiliated entities. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

On December 9, 2005, Bristol Compressors was purchased by Johnson Controls, Inc.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation. Participants may also contribute an additional one to ten percent of compensation as after-tax contributions, but the total of both pretax and after-tax contributions cannot exceed 25 percent of compensation. Certain employee groups may be eligible to receive a Company matching contribution ranging from zero to 50 percent of the first four percent of eligible compensation that a participant contributes to the Plan. In addition, certain employee groups are eligible to receive Retirement Income Contributions ranging from one to seven percent of eligible compensation, based on participant's age plus years of service as of December 31 of the preceding year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Effective March 28, 2005, the Plan was amended to permit automatic rollovers of participants' accounts when the vested account balance of the participant is less than $5,000, subject to certain provisions and requirements.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent.

Participants are immediately vested in their contributions plus actual earnings / (losses) thereon. A participant's interest in the employer matching contribution including increases and decreases in value, vests based on years of service with the Company, fully vesting at four years of service or attainment of age 55. A plan participant's interest in the Company's non-elective annual contribution including increases and decreases in value, vests at a rate of 20% per year and becomes 100% vested when the participant completes five years of service with the Company, or attainment of age 55.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

CONTRIBUTIONS (continued)

If employment terminates other than by reason of retirement, death or total and permanent disability, and the participant is not reemployed by the Company or its affiliates within 72 months of the date of termination, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future contributions under the Plan.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings / (losses), and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

As of December 31, 2006 and December 31, 2005, plan assets of $6,397,963 and $14,990,792, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years or up to a reasonable amount of time for the purchase of a primary residence. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Regular payroll deductions are required to repay a loan. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

SAVINGS AND INVESTMENT MASTER TRUST

On July 1, 2006, the Plan became part of the Johnson Controls, Inc. Savings and Investment Master Trust.

All of the investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investments in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund and U.S. Equity Index Commingled Pool reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

At December 31, 2006, the Plan held 645 units of the JCI Common Stock Fund at the unit value of $179.04 and as of the same date, 95,663 units of the U.S. Equity Index Commingled Pool at the unit value of $45.41.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented in Note 9.

The Plan's assets accounted for two percent (2%) of the assets held in the Master Trust at December 31, 2006.

At December 31, 2006 and 2005, participant forfeitures of non-vested employer contributions of $6,881 and $30,201, respectively, related to the Plan, were in the Master Trust.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BRISTOL COMPRESSORS THRIFT AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

NOTE 3 - INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2006	December 31, 2005
Investments at fair value as determined by quoted market price:		
Fidelity Magellan Fund, 66,957 shares		$ 7,126,932
Fidelity Growth & Income Fund, 200,145 shares	$ 6,234,502	
Fidelity Freedom 2010 Fund, 302,028 and 280,431 shares, respectively	4,415,644	3,940,057
Fidelity Freedom 2020 Fund, 338,546 and 317,968 shares, respectively	5,257,616	4,677,304
Fidelity Freedom 2030 Fund, 255,139 and 254,340 shares, respectively	4,089,875	3,820,183
Vanguard Primecap Fund, 66,771 shares	4,777,463	
Investments at estimated fair value:		
Fidelity U.S. Equity Index Commingled Pool, 95,663 units	4,344,069	
Investment at contract value:		
Fidelity Fixed Income Fund, 18,554,577 shares	18,554,577	
Fidelity Managed Income Portfolio II Fund, 17,747,919 shares		17,747,919

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

Investments at fair value as determined by quoted market price:	
Mutual Funds	$ (728,684)
Investments at estimated fair value:	
Common Stock Fund	7,257
Commingled Pool	498,700
	505,957
Net decrease in fair value	$ (222,727)

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 27, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8 – SUBSEQUENT EVENT

Effective March 2007, the Plan was transferred to KPS Capital Partners, LP as part of the sale of the Bristol Compressors business.

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2006 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31, 2006	December 31, 2005
Assets		
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 1,210,415,548	$ 811,463,260
Investments at estimated fair value:		
Common Stock Fund	1,018,962,057	971,305,041
Commingled Pool	283,875,971	239,206,060
	1,302,838,028	1,210,511,101
Investments at contract value:		
Investment Contracts	388,740,779	292,337,073
Participant Loans	78,463,477	70,509,453
	467,204,256	362,846,526
Total Assets	$ 2,980,457,832	$ 2,384,820,887

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST (continued)

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2006
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ 24,629,220
Common Stock Fund	163,751,162
Commingled Pool	38,905,080
	227,285,462
Contributions	
Participants	122,901,375
Employer	44,997,790
	167,899,165
Interest and dividend income	134,464,791
Total additions	529,649,418
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	264,201,929
Administrative fees	634,308
Total deductions	264,836,237
Net increase prior to transfers from other plans	264,813,181
Transfers from other plans, net	330,823,764
Net increase	595,636,945
Net assets available for benefits:	
Beginning of the year	2,384,820,887
End of the year	$ 2,980,457,832

SUPPLEMENTAL SCHEDULE

BRISTOL COMPRESSORS THRIFT AND RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #020, EIN: 13-3473472
DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Fixed Income Fund	18,554,577 shares	$ 18,554,577
Puritan Fund	116,200 shares	2,320,520
Growth & Income Portfolio	200,145 shares	6,234,502
Overseas Fund	37,880 shares	1,697,040
Low-Priced Stock Fund	13,773 shares	599,679
Retirement Government Money Market Portfolio	36,503 shares	36,503
Institutional Short-Intermediate Government Portfolio	141,615 shares	1,342,513
Freedom Income	10,988 shares	126,807
Freedom 2000	39,660 shares	494,159
Freedom 2010	302,028 shares	4,415,644
Freedom 2015	4,391 shares	53,576
Freedom 2020	338,546 shares	5,257,616
Freedom 2025	2,319 shares	29,612
Freedom 2030	255,139 shares	4,089,875
Freedom 2035	1,236 shares	16,305
Freedom 2040	13,815 shares	130,967
U.S. Equity Index Commingled Pool	95,663 units	4,344,069
AIM Small Cap Growth Fund	13,203 shares	396,223
Artisan Mid Cap Growth Fund	19,262 shares	586,715
Vanguard Primecap Fund	66,771 shares	4,777,463
JP Morgan Mid Cap Value Fund	11,223 shares	293,245
Wells Fargo Small Company Value	30,215 shares	477,698
*Johnson Controls Common Stock Fund	645 units	115,506
Investments		56,390,814
*Participant Loans (1)		1,814,684
Total investments		$ 58,205,498

(1) There were 718 outstanding loans to participants at December 31, 2006, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 5% and 9.5%.

* Indicates party-in-interest.

BRISTOL COMPRESSORS THRIFT AND RETIREMENT PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BRISTOL COMPRESSORS THRIFT AND RETIREMENT PLAN

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 26, 2007

BRISTOL COMPRESSORS THRIFT AND RETIREMENT PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Bristol Compressors Thrift and Retirement Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 26, 2007, relating to the statements of net assets available for benefits of Bristol Compressors Thrift and Retirement Plan as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Bristol Compressors Thrift and Retirement Plan.

Ableman & Williams, Ltd.
Milwaukee, Wisconsin
June 26, 2007

END